UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from      to

Commission file number 001-31368

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANOFI PASTEUR 401(k) PLAN

One Discovery Drive

Swiftwater, PA  18370

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174  avenue de France

Paris 75013, France

Exhibit Index is at Page 19

SANOFI PASTEUR INC. 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

SANOFI PASTEUR INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Pension, Administrative, and Investment Committees

Sanofi Pasteur Inc.

We have audited the accompanying statements of net assets available for benefits of Sanofi Pasteur Inc. 401(k) Plan (hereinafter the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls.  Our audit included consideration of internal controls as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2009 and 2008, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Fischer Cunnane & Associates Ltd.
FISCHER CUNNANE & ASSOCIATES LTD
Certified Public Accountants

West Chester, Pennsylvania

June 23, 2010

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF
	DECEMBER 31,
	2009	2008
ASSETS
INVESTMENTS
At Fair Value:
Mutual Funds:
Fidelity Contrafund	$—	$31,881,457
Fidelity Diversified International	—	18,881,076
Fidelity Low Priced Stock Fund	—	12,686,356
Fidelity Magellan Fund	—	17,504,898
Fidelity Puritan Fund	—	13,815,994
Fidelity Contrafund K	43,023,854	—
Fidelity Diversified International K	28,292,506	—
Fidelity Low Priced Stock Fund K	18,731,928	—
Fidelity Magellan Fund K	27,075,210	—
Fidelity Puritan Fund K	18,286,723	—
Fidelity Freedom Funds	39,867,697	22,057,666
AF Growth of America Fund	24,014,669	16,518,375
Davis NY Venture Fund	21,058,875	14,908,392
Fidelity Investment Grade Bond Fund	15,896,226	12,834,975
Vanguard Midcap Growth Fund	9,338,774	5,265,292
Sanofi-Aventis ADR Stock Fund	9,283,546	6,349,432
ABF Small Cap Value Fund	8,192,810	4,851,829
Fidelity US Bond Index Fund	7,185,839	5,235,161
Van Kampen Growth and Income Fund	5,647,494	3,820,990
Spartan US Equity Index Fund	4,491,555	2,830,750
Brokerage Link Fund	4,224,377	1,365,554
Spartan International Index Fund	2,343,466	1,037,790
Royce Value Plus Fund	2,006,886	882,952
Spartan Extended Market Index Fund	929,932	436,886
FMTC Institutional Money Market	543,552	315,793

Common and Commingled Trust Fund:
SEI Stable Value Fund	33,132,309	31,249,253

Loans to participants	7,017,445	6,387,362

TOTAL INVESTMENTS	330,585,673	231,118,233

RECEIVABLES
Employer’s contribution	430,807	898,346
Other receivables	22,869	39,706

TOTAL RECEIVABLES	453,676	938,052

TOTAL ASSETS	331,039,349	232,056,285

LIABILITIES
Other liabilities	22,765	39,147

TOTAL LIABILITIES	22,765	39,147

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	331,016,584	232,017,138

Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,608,610	3,034,163

NET ASSETS AVAILABLE FOR BENEFITS	$332,625,194	$235,051,301

The accompanying Notes are an integral part of these statements.

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED
	DECEMBER 31,
	2009	2008

ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment Income (Loss):
Net appreciation (depreciation) in fair value of investments	$61,709,135	$(116,577,140)
Interest and dividends	5,413,012	9,533,316
	67,122,147	(107,043,824)
Less: Investment expenses	(5,449)	(8,397)
Total Investment Income (Loss)	67,116,698	(107,052,221)

Contributions:
Employer’s	18,136,885	18,660,043
Participants’	24,466,789	23,184,005

Total Contributions	42,603,674	41,844,048

TOTAL ADDITIONS (REDUCTIONS)	109,720,372	(65,208,173)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(12,146,479)	(14,094,610)

TOTAL DEDUCTIONS	(12,146,479)	(14,094,610)

NET INCREASE (DECREASE)	97,573,893	(79,302,783)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	235,051,301	314,354,084

End of Year	$332,625,194	$235,051,301

The accompanying Notes are an integral part of these statements.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A — Description of Plan

General - The following description of Sanofi Pasteur Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.  The Plan is a defined contribution plan under which all full-time employees of Sanofi Pasteur Inc. (the “Company”) who meet certain requirements are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — Employees of the Company that have attained 18 years of age are eligible to participate in the Plan on the next entry date following his or her date of hire.

Automatic Enrollment — New participants will be automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation.  Unless otherwise directed by the participant, contributions will be invested in the Fidelity Freedom fund relevant to the participant’s age and expected retirement date.  Participants can opt out of the Plan at any time.

Employee Contributions — Active participants may voluntarily defer and contribute to the Plan an amount from 1% to 30% of the participant’s pre-tax eligible compensation through payroll deductions.  Participants can withhold up to the annual IRS maximum ($16,500 for 2009).  Participants may also make voluntary non-deductible after-tax employee contributions up to 10% of their compensation for such Plan year.  The employer does not make matching contributions on these after-tax contributions.

The Plan provides that participants may make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans.

Employer Matching Contributions — Participant deferral contributions up to 6% of compensation are eligible for employer matching contributions.  The Company shall make a matching contribution in an amount equal to 100% for participants with less than 3 years of service, 125% for participants with 3 or more but less than 7 years of service, and 150% for participants with 7 years or more of service.  Employer matching contributions are made on a payroll period basis.  Participants employed on December 31, 2005 shall be credited five additional years of service only for purposes of determining the match percentage.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A — Description of Plan - continued

Investment Options - Upon enrollment in the Plan an employee may direct employee contributions in 1% increments in the following investment options:

ABF Small Cap Value Fund

AF Growth of America Fund

Brokerage Link Fund

Davis NY Venture Fund

Fidelity Contrafund K

Fidelity Diversified International K

Fidelity Freedom Funds

Fidelity Investment Grade Bond Fund

Fidelity Low Priced Stock Fund K

Fidelity Magellan Fund K

Fidelity Puritan Fund K

Fidelity US Bond Index Fund

Royce Value Plus Fund

Sanofi-Aventis ADR Stock Fund

SEI Stable Value Fund

Spartan Extended Market Index Fund

Spartan International Index Fund

Spartan US Equity Index Fund

Vanguard MidCap Growth Fund

Van Kampen Growth and Income Fund

Participants may elect to change their investment options at any time.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting - For Plan years beginning on or after January 1, 2006, the term vesting percentage means the participant’s non-forfeitable interest in employer contributions credited to the participant’s account that are not designated as 401(k) contributions, plus earnings thereon.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A — Description of Plan - continued

If a participant is employed on or after January 1, 2006 and the participant’s severance date occurs before age 65 for any reason other than total disability or death, and is on or after January 1, 2006, then the participant’s vested interest in employer contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 3	0%
After 3 or more years	100%

If a participant is employed on December 31, 2005 and has a severance date on or after January 1, 2006, the participant’s vested interest in employer contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 1 year	0%
After 1 year but less than 2	20%
After 2 years but less than 3	40%
After 3 or more years	100%

Forfeitures — Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of Employer contributions which are to be paid to the Plan.  At December 31, 2009 and 2008, forfeited nonvested accounts totaled $908,265 and $3,210,539, respectively.  During 2009 forfeitures of $2,500,000 were used to offset Employer contributions to the Plan.  Additionally, in June 2010 forfeitures of $600,000 were used to offset additional employer matching contributions relating to 2009.  No forfeitures were used to pay Plan administrative expenses or to reduce the amount of Employer contributions in 2008.

Payment of Benefits — Under the Plan participants are entitled to a lump sum benefit payment equal to the value of the participant’s vested interest in their account balance which shall begin no later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

(a)                            The date on which the participant attains his or her normal retirement age or

(b)                           The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan or

(c)                            The date on which the participant terminates service (including termination, death or disability) with the employer.

Plan Expenses — Substantially all expenses of the Plan are paid by the Company.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE B — Summary of Significant Accounting Policies

Codification - The Financial Accounting Standards Board (“FASB”) has established the FASB Accounting Standards Codification (“ASC”) as the source of authoritative guidance for generally accepted accounting principles (“GAAP”) to be recognized by the FASB.  The ASC is effective for financial statements issued for annual periods ending after September 15, 2009 and has been adopted by the Company.  Accounting standards are referenced by the applicable FASB ASC topic code.

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. As described in FASB ASC 962, Plan Accounting — Defined Contribution Pension Plans, (formerly known as FASB Staff Position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Reclassifications - Certain reclassifications have been made to the previous period’s financial statements in order to conform to the current year’s presentation.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE C — Investments

The following presents investments at December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets available for benefits.

	2009	2008

Fidelity Contrafund	$—	$31,881,457
Fidelity Freedom Funds	39,867,697	22,057,666
SEI Stable Value Fund (at contract value)	34,740,919	34,283,416
Fidelity Diversified International	—	18,881,076
Fidelity Magellan Fund	—	17,504,898
AF Growth of America Fund	24,014,669	16,518,375
Davis NY Venture Fund	21,058,875	14,908,392
Fidelity Low Priced Stock Fund	—	12,686,356
Fidelity Puritan Fund	—	13,815,994
Fidelity Investment Grade Bond Fund	—	12,834,975
Fidelity Contrafund K	43,023,854	—
Fidelity Diversified Int’l K	28,292,506	—
Fidelity Low Priced Stock Fund K	18,731,928	—
Fidelity Puritan Fund K	18,286,723	—
Fidelity Magellan Fund K	27,075,210	—

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Mutual Funds	$61,709,135	$(116,577,140)

NOTE D — Fair Value Measurements

The Plan adopted ASC 820, Fair Value Measurements and Disclosures, (formerly known as FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements) as of January 1, 2008 for its financial assets and liabilities.

ASC 820 defines fair value, establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE D — Fair Value Measurement - continued

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Plan has the ability to access at the measurement date;

Level 2 — Quoted prices which are not active, quoted prices for similar assets or liabilities in active markets or inputs other than quoted prices that are observable for substantially the full term of the asset or liability; and

Level 3 — Significant unobservable prices or inputs where there is little or no market activity for the asset or liability at the measurement date.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds are valued at the net asset value of shares held by the Plan at year-end, based on quoted market prices.

Participant loans are valued at their outstanding balances, which approximate fair value.

Common and Commingled Trust Fund - The SEI Stable Value Fund invests primarily in guaranteed investment contracts (GICs) and synthetic GICs.  GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The fair value of synthetic GICs is the total fair value based on the daily price of the underlying assets valued at the net asset value provided by the administrator of the fund, plus the fair value of the third-party guarantee.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE D — Fair Value Measurement - continued

The classification of the fair value measurements of the Plan investments at December 31, 2009 is as follows:

		Common and
	Mutual	Commingled	Loans to
	Funds	Trust Funds	Participants	Total

Level 1	$290,435,919	$—	$—	$290,435,919
Level 2	—	—	—	—
Level 3	—	33,132,309	7,017,445	40,149,754

Total	$290,435,919	$33,132,309	$7,017,445	$330,585,673

The classification of the fair value measurements of the Plan investments at December 31, 2008 is as follows:

		Common and
	Mutual	Commingled	Loans to
	Funds	Trust Funds	Participants	Total

Level 1	$193,481,618	$—	$—	$193,481,618
Level 2	—	—	—	—
Level 3	—	31,429,253	6,387,362	37,636,615

Total	$193,481,618	$31,249,253	$6,387,362	$231,118,233

The summary of changes in the fair values of the Plan’s Level 3 investments for the year ended December 31, 2009 is as follows:

	Common and
	Commingled	Loans to
	Trust Funds	Participants

Balance, January 1, 2009	$31,249,253	$6,387,362

Purchases, sales, issuances and settlements, net	1,883,056	630,084

Balance, December 31, 2009	$33,132,309	$7,017,445

The summary of changes in the fair values of the Plan’s Level 3 investments for the year ended December 31, 2008 is as follows:

	Common and
	Commingled	Loans to
	Trust Funds	Participants

Balance, January 1, 2008	$17,126,339	$5,585,079

Purchases, sales, issuances and settlements, net	14,122,914	802,283

Balance, December 31, 2008	$31,249,253	$6,387,362

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE E — Investment Contracts

The Plan invests in the SEI Stable Value Fund (the “Fund”).  The Fund invests in underlying assets such as fixed income securities and bond funds, and enters into benefit responsive investment contracts such as guaranteed investment contracts, separate account contracts, and wrap contracts issued by third-parties.  The Fund seeks to minimize exposure to credit risk by diversification of the wrap contracts across an approved group of issuers.  Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  For purposes of the benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value.  This investment contract provides for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

Wrap contracts accrue interest using a formula called the “crediting rate”.  The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value.  Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.  The crediting rate may be affected by many factors, including purchase and redemptions by unit-holders.  The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions.  Generally, the market value of underlying assets will tend to be higher than book value after interest rates have fallen due to higher bond prices.  Conversely, the market value of underlying assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

The crediting interest rates and average yields on these contracts are as follows:

	2009	2008
SEI Stable Value Fund:
Crediting interest rate	1.40%	3.27%
Average yield earned by the plan	3.69%	6.44%

Certain separate account contracts in the SEI Stable Value Fund permit the Trust or the issuer to elect to terminate the contract, with the Trust having the right to elect to receive either market value or book value payable at the end of the quarter five years after the effective date of the termination. In addition, if the Trust defaults on its obligations under the separate account agreement, the issuer may terminate the agreement and the Trust will receive market value.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE E — Investment Contracts - continued

The contract is included in the statements of net assets available for benefits at fair value.  The adjustment from fair value to contract value for the investment contract is based on the contract value reported to the Plan by the SEI Trust Company.

NOTE F - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE H - Party-in-Interest Transactions

The Plan has funds invested with Fidelity Investments Institutional Operations Company, Inc., which is affiliated with Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.  In addition, the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent and, therefore these transactions qualify as party-in-interest.

NOTE I - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows.  The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE J — Subsequent Event

Change in Plan Fiduciaries - Effective July 1, 2010, the Plan will discontinue agreements with Fidelity Management Trust Company and enter into a new trust agreement with T. Rowe Price Retirement Plan Services, Inc. as the successor trustee.

NOTE K — Recent Accounting Pronouncements

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.  This guidance requires new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation.  This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010.  Management does not expect this adoption to have a material impact on the Plan’s financial statements.

NOTE L — Date of Management’s Review

Plan management has evaluated all subsequent events through June 23, 2010, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SANOFI PASTEUR INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

PLAN EIN:  98-0033013

PLAN NO:  002

		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	INCLUDING MATURITY DATE
	BORROWER, LESSOR OR	RATE OF INTEREST, COLLATERAL,		CURRENT
(a)	SIMILAR PARTY (b)	PAR OR MATURITY VALUE (c)	COST (d)	VALUE (e)

*	Fidelity Contrafund K	Mutual Fund	**	$43,023,854
*	Fidelity Freedom Funds	Mutual Fund	**	39,867,697
	SEI Stable Value Fund	Common and Commingled Trust Funds	**	34,740,919
*	Fidelity Diversified International K	Mutual Fund	**	28,292,506
*	Fidelity Magellan Fund K	Mutual Fund	**	27,075,210
	AF Growth of America Fund	Mutual Fund	**	24,014,669
	Davis NY Venture Fund	Mutual Fund	**	21,058,875
*	Fidelity Puritan Fund K	Mutual Fund	**	18,286,723
*	Fidelity Investment Grade Bond Fund	Mutual Fund	**	15,896,226
*	Fidelity Low Priced Stock Fund K	Mutual Fund	**	18,731,928
*	Sanofi-Aventis ADR Stock Fund	Mutual Fund	**	9,283,546
	Vanguard Midcap Growth Fund	Mutual Fund	**	9,338,774
*	Fidelity US Bond Index Fund	Mutual Fund	**	7,185,839
	ABF Small Cap Value Fund	Mutual Fund	**	8,192,810
	Van Kampen Growth and Income Fund	Mutual Fund	**	5,647,494
	Spartan US Equity Index Fund	Mutual Fund	**	4,491,555
	Brokerage Link Fund	Mutual Fund	**	4,224,377
	Spartan International Index Fund	Mutual Fund	**	2,343,466
	Royce Value Plus Fund	Mutual Fund	**	2,006,886
	Spartan Extended Market Index Fund	Mutual Fund	**	929,932
*	FMTC Institutional Money Market	Mutual Fund	**	543,552
*	Participant Loans	5.25%-10.25%	-0-	7,017,445

	TOTAL			$332,194,283

* Party-in-interest

** Cost omitted for participant-directed funds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI PASTEUR 401(k) PLAN

Date: June 23, 2010	By:	/s/ Brian P. McKenna
For the Sanofi Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(99.1)	Consent of Independent Accountants